Exhibit 99.1

REE Automotive Initial Order Book Value Jumps to Approximately $40 Million

● Company’s initial order book value doubles since late August 2023

● Midwest Transit Equipment joins REE’s Authorized Dealer Network and places binding order

● Deliveries to Midwest Transit Equipment are planned to begin in Q1 2024

TEL AVIV (Oct. 25, 2023) – GlobeNewswire – REE Automotive Ltd. (Nasdaq: REE), an automotive technology company and provider of fully by-wire electric trucks and platforms, today announced its initial order book value1 has doubled since late August 2023. REE’s initial order book value is now approximately $40 million with a recent binding order by Midwest Transit Equipment (MTE), a leading bus dealer in the US, that is now entering the commercial electric truck market with the Powered by REE™ P7-C.

“As we are close to delivering our first vehicles in the US market, REE continues to see strong demand for our P7 electric trucks from dealers around North America, resulting in our order book value doubling in just under two months,” said Tali Miller, chief business officer at REE Automotive. “We are excited to be chosen by Midwest Transit Equipment, a leading bus dealer in the US, as they enter the medium duty truck segment.”

As the largest bus dealer in the US, Midwest Transit Equipment sells and services thousands of new and used buses to customers all over the nation and across the world. It currently has nine locations and over 400 employees. MTE plans to sell Powered by REE™ vehicles in Arkansas, Florida, Kansas, Illinois, Indiana, Michigan, Minnesota, Tennessee and Wisconsin.

“Midwest Transit Equipment, a leading provider of school and commercial buses, is excited to enter the truck space with a strong partner like REE,” said John McKinney, CEO and president of Midwest Transit Equipment. “The management team has vast experience in the truck market and is positioned well for strategic growth. MTE is always looking for growth opportunities within expanding markets. The medium duty truck space and electrification make all the sense in the world.”

REE continues to make steady progress on certifying its P7 electric truck lineup as supported by its recent EPA certification and confirmed FMVSS certification-feasibility of its x-by-wire system, with targeted first customer deliveries this year. On top of its competitive total cost of ownership (TCO), technological advantages and delivery times, REE’s P7 lineup aims to help fleets meet the requirements at both the state and federal level for tax incentives.

To learn more about REE Automotive’s patented technology and unique value proposition that position the company to break new ground in e-mobility, visit www.ree.auto.

[1]	The Company’s order book is determined by management based on purchase orders received by the Company. The number of P7 units included in the order book as of October 25, 2023 includes 275 P7 units under firm orders (i.e. binding orders) and the remaining of units ordered that are binding orders with certain additional conditions as set forth in the order. The dollar value of the order book is determined based on the pricing of each unit included in the order book. The Company’s presentation of the order book should not be construed as a representation by the Company that the units included in its order book will translate into actual sales or revenue.

Media Contact
Malory Van Guilder
Skyya PR for REE Automotive
+1 651-335-0585
ree@skyya.com

Investor Contact
Kamal Hamid
VP Investor Relations | REE Automotive
+1 303-670-7756
investors@ree.auto

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles “Powered by REE” are equipped with the revolutionary REEcorner™, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. With proprietary by-wire technology for drive, steer and brake control that eliminate the need for mechanical connections, all four identical REEcorners™ enable REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim,” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and/or the conflict between Hamas and Israel and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC.

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